SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC  20549

                                 SCHEDULE 13D/A
                               (Amendment No. 1)


                    Under the Securities Exchange Act of 1934

                                 United Rentals, Inc.
                                ----------------------
                                  (Name of issuer)

                                    Common Stock
                                -----------------------
                           (Title of class of securities)

                                     911363109
                                -----------------------
                        (CUSIP number of Class of Securities)

                                Richard D. Colburm
                              c/o O'Melveny & Myers LLP
                          1999 Avenue of the Stars, Ste. 700
                          Los Angeles, California 90067-6035
                                  (213) 553-6700

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 3, 1999
                               ----------------------

     (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

CUSIP NO. 911363109                                 Page 1 of 16
Pages

1      NAME OF REPORTING PERSONS
       Richard D. Colburn

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a) [x]
                                                          (b) [ ]
3      SEC USE ONLY

4      SOURCE OF FUNDS
       not applicable

5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS              [ ]
       IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
       REPORTING PERSON WITH:

       7       SOLE VOTING POWER
               -0- SHARES OF COMMON STOCK

       8       SHARED VOTING POWER
               19,798,662 SHARES OF COMMON STOCK (SEE ITEM 5)

       9       SOLE DISPOSITIVE POWER
               -0- SHARES OF COMMON STOCK

      10       SHARED DISPOSITIVE POWER
               19,798,662 SHARES OF COMMON STOCK (SEE ITEM 5)

      11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON
             19,798,662 SHARES OF COMMON STOCK (SEE ITEM 5)

      12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)   [ ]
             EXCLUDES CERTAIN SHARES

      13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             28.9% (SEE ITEM 5)

      14     TYPE OF REPORTING PERSON
             IN

CUSIP NO. 911363109                               Page 2 of 16
Pages

1      NAME OF REPORTING PERSONS
       Ayr, Inc.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [x]
                                                          (b) [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS
       not applicble

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           [ ]
       IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       CALIFORNIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

       7       SOLE VOTING POWER
               -0- SHARES OF COMMON STOCK

       8       SHARED VOTING POWER
               13,798,662 SHARES OF COMMON STOCK

       9       SOLE DISPOSITIVE POWER
               -0- SHARES OF COMMON STOCK

       10      SHARED DISPOSITIVE POWER
               13,798,662 SHARES OF COMMON STOCK

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,798,662 SHARES OF COMMON STOCK

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)          [ ]
       EXCLUDES CERTAIN SHARES

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       20.2%

14     TYPE OF REPORTING PERSON
       CO

CUSIP NO. 911363109                               Page 3 of 16
Pages

1      NAME OF REPORTING PERSONS
       COLBURN FOUNDATION

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [x]
                                                          (b) [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS
       not applicble

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           [ ]
       IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

       7       SOLE VOTING POWER
               -0- SHARES OF COMMON STOCK

       8       SHARED VOTING POWER
               6,000,000 SHARES OF COMMON STOCK (SEE ITEM 5)

       9       SOLE DISPOSITIVE POWER
               -0- SHARES OF COMMON STOCK

       10      SHARED DISPOSITIVE POWER
               6,000,000 SHARES OF COMMON STOCK (SEE ITEM 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000 SHARES OF COMMON STOCK (SEE ITEM 5)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)          [ ]
       EXCLUDES CERTAIN SHARES

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.8% (SEE ITEM 5)

14     TYPE OF REPORTING PERSON
       CO

CUSIP NO. 911363109                               Page 4 of 16
Pages

     This Amendment No. 1 amends and supplements the Schedule 13D(the "Schedule 13D") filed with the Securities and Exchange Commission on November 4, 1998 by Ayr, Inc., a California corporation, and Richard D. Colburn, an individual. Except as set forth in this Amendment No.
1, the information previously set forth in the Schedule 13D remains applicable. Any statement contained in the Schedule 13D will be deemed to modified or superseded to the extent that a statement contained herein modifies or supersedes such statement.

ITEM 1.   SECURITY AND ISSUER

     The equity securities to which this statement relates are Common Stock, par value $.01 per share (the "Common Stock") of United Rentals, Inc. ("URI"), a Delaware corporation with its principal executive offices at Four Greenwich Office Park, Greenwich, Connecticut 06830. As of January 28, 1999, URI had outstanding 68,434,194 shares of Common Stock, according to information provided by American Stock Transfer and Trust Company (the "Transfer Agent") on January 29, 1999.

ITEM 2.   IDENTITY AND BACKGROUND

     (a) This statement is filed by (i) Richard D. Colburn, an individual ("Colburn"), (ii) Ayr, Inc., a California corporation ("Ayr"), and
(iii) the Colburn Foundation, a California nonprofit public benefit corporation (the "Foundation") (collectively, the "Reporting Persons"). In addition, the information set forth in Items (b) through (f) below is included with respect to (i) Christine I. Colburn ("C. Colburn"), an individual and a Director of Ayr, (ii) David D. Colburn ("D. Colburn"), an individual and a Director of Ayr, (iii) McKee D. Colburn ("M. Colburn"), an individual and a Director of Ayr, (iv) Collette McDougall, an individual and Vice President and Treasurer of Ayr and Secretary and Treasurer of the Foundation, and (v) Pamela
B. Johnson, an individual and Secretary of Ayr.

     Ayr is a company that holds shares of URI and various other investments. All of the shares of Ayr are beneficially owned by Colburn through the Richard D. Colburn Trust dated April 29, 1969, as amended from time to time and as amended and completely restated on September 22, 1998 (the "Trust"), which is a revocable grantor trust. Colburn, through the Trust, is the sole stockholder and Chairman of the Board of Ayr and is in a position to determine the investment and voting decisions made by Ayr. The Foundation is a charitable organization that holds shares of URI. Colburn is the sole director and the President of the Foundation and is in a position to determine the investment and voting decisions made by the Foundation. Therefore, Colburn may be deemed to be the beneficial owner of the shares of URI held by Ayr and the Foundation, and the Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-5 under the Securities
Exchange Act of 1934 (the "Act") with respect to the shares covered by this statement.

     (b) The business address of Ayr, Colburn, the Foundation, C. Colburn and McDougall is:

                    c/o O'Melveny & Myers LLP
                    1999 Avenue of the Stars, Ste 700
                    Los Angeles, California 90067-6035

            The business address of D. Colburn is:

CUSIP NO. 911363109                               Page 5 of 16
Pages

                    555 Skokie Boulevard, Suite 555
                    Northbrook, Illinois  60062

            The business address of M. Colburn is:

                    36025 Cathedral Canyon
                    Cathedral City, California  92234

          The business address of Johnson is:
                    31356 Via Colinas
			  Westlake Village, California 91362

     (c) The present principal occupation or employment of each of the Reporting Persons and each of the above listed persons is as follows:

     Ayr:           private investment corporation
     Colburn:       private investor and Chairman of the Board of Ayr
                    and Chairman Emeritus of URI
     The Foundation nonprofit charitable corporation
     C. Colburn:    none
     D. Colburn:    private investor
     M. Colburn:    Branch Manager for URI
     McDougall      Office Manger/Bookkeeper
     Johnson        Attorney

     (d)  During the last five years, none of the Reporting
Persons or, to the knowledge of the Reporting Persons, the above stated individuals, has been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the above stated individuals, has been a party in a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its, his or her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the above stated individuals is a citizen of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not applicable (See Item 4)

ITEM 4.     PURPOSE OF TRANSACTION

     In connection with the merger of URI and U.S. Rentals, Inc.
in September 1998, Ayr and URI entered into a Registration Rights
Agreement under which Ayr (and permitted transferees, such as the Foundation) is entitled to registration rights with respect to the shares received by Ayr in the merger (the "Merger Shares") under the Securities Act. Ayr (and its permitted transferees) has the right (commencing after the date of URI's announcement of at least 30 days of post-merger sales and profits) to give a Demand Notice under the Registration Rights Agreement to cause URI to file a registration statement for an underwritten public offering covering the lesser of (a) 1/3 of the Merger Shares then owned by Ayr (or its permitted

CUSIP NO. 911363109                               Page 6 of 16
Pages

transferees) and (b) as many of the Merger Shares as would generate anticipated gross proceeds of $200,000,000.

     On February 3, 1999 Ayr, with URI's consent, donated 6 million shares of Common Stock (the "Donated Shares") to the Foundation, together with the assignment of certain related registration rights as described above. On February 4, 1999 URI and the Foundation agreed that the Foundation would include
5,710,000 of the Donated Shares (the "Registered Shares") in a registration statement being filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended
(the "Securities Act"), and that such inclusion would constitute the first Demand Notice under the Registration Rights Agreement described above. The Foundation intends to sell the Registered Shares in the offering.

     Under the Registration Rights Agreement, at any time after September 13, 1999 (or earlier if URI's Chairman has received
$250,000,000 in gross proceeds from the sale of Common Stock) , and subject to certain delay rights of URI, Colburn has the right to give another Demand Notice to cause URI to file a registration statement for an underwritten public offering covering all of the remaining Merger Shares, if certain other conditions are satisfied. However, in connection with the underwritten public offering described above, Colburn, Ayr, and the Foundation have agreed that until 270 days after the date of the final prospectus of the offering described above they nor any of their affiliates will, without the prior written consent of Goldman Sachs & Co., offer, sell, contract to sell or otherwise dispose of, any shares of Common Stock or any other securities of URI or derivative securities of URI, whether or not such securities have been registered and whether or not such sale could otherwise be made under Rule 144 of the Securities Act ('Rule
144") or otherwise. Subject to certain conditions, the foregoing agreement does not limit transfers (a) upon the consummation of any merger of reorganization of URI in which the surviving entity is not controlled by the persons who controlled URI before such consummation, (b) to one or more affiliates or one or more members of Colburn's family, or a trust, corporation, partnership or limited liability company, the sole beneficiaries of which are members of Colburn's family, or (c) to one or more charitable organizations. In the case of any transfer pursuant to clause (b) or (c) of the preceding sentence, the transferee is required to agree in writing to be bound by the terms of the foregoing lock-up, except that charitable organizations that receive shares under clause (c) may after completion of the offering sell such shares pursuant to Rule 144 so long as no individual charitable organization sells more than 25,000 shares of Common Stock under Rule 144 and so long as all such charitable organizations together sell no more than 100,000 of such shares under Rule 144.

     The Reporting Persons have no present intention of purchasing any shares of Common Stock or selling any shares other than those referred to above. However, based upon the Reporting Persons' continuing evaluation of URI's business and prospects, economic and market conditions, tax and estate planning, alternative investments, and any other factors any of them deem relevant, the Reporting Persons reserve the right to do so, at any time, in open market transactions, privately negotiated transactions, or otherwise. The Reporting Persons have no plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons reserve the right, at any time and from time to time, to review or reconsider their position with respect to URI, and formulate plans or proposals with respect to any of such matters.

     The Reporting Persons may also gift shares of Common Stock to a charitable organization or private foundation. In addition, the Reporting Persons intend to make charitable

CUSIP NO. 911363109                               Page 7 of 16
Pages

gifts of shares from time to time under circumstances that would permit sales by charities within the volume limits of Rule 144.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, Ayr is the record and beneficial owner of 13,798,662 shares of Common Stock, which constitutes 20.2% of the outstanding shares of Common Stock (based upon the number of shares that were reported to be outstanding by the Transfer Agent on January 28, 1999). Colburn does not directly own any Common Stock but, by virtue of his position, through the Trust, as the sole stockholder of Ayr, may be deemed to beneficially own the shares of Common Stock held by Ayr. The Foundation is the record and beneficial owner of 6,000,000 shares of Common Stock, which constitutes 8.8% of the outstanding shares of Common Stock (based upon the number of shares that were reported to be outstanding by the Transfer Agent on January 28,
1999). As the sole director and the President of the Foundation, Colburn may be deemed to beneficially own the shares of Common Stock held by the Foundation. Therefore, Colburn is the indirect beneficial owner of 19,798,662 shares of Common Stock, which constitutes 28.9% of the outstanding shares of the Common Stock. Colburn disclaims beneficial ownership of the shares held by the Foundation.

     (b) Ayr and Colburn may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock held by Ayr. The Foundation and Colburn may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock held by the Foundation.

     (c) Ayr gifted 6 million shares of Common Stock to the Foundation on February 3, 1999. On January 28, 1999 Ayr gifted an aggregate of 20,600 shares of Common Stock to various charitable organizations. On November 17, 1998, Ayr gifted an aggregate of 4,200 shares of Common Stock to various charitable organizations.

     (d)  The Foundation is a charitable organization under
Section 501(c)(3) of the Internal Revenue Code of 1986. As such, the proceeds from the sale of the Donated Shares must be used for specified charitable purposes. To the best of Reporting Persons' knowledge, except as set forth herein no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of URI that the Reporting Persons may be deemed to own beneficially.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OF RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

     Ayr and URI entered into a Registration Rights Agreement under which Ayr (and certain permitted transferees, including the Foundation) will be entitled to certain rights with respect to the registration of its shares of Common Stock under the Securities Act.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

1.   JOINT FILING STATEMENT.

CUSIP NO. 911363109                               Page 8 of 16
Pages

     2. REGISTRATION RIGHTS AGREEMENT (incorporated by reference from URI Registration Statement on Form S-4 (Registration No. 333-63171) - agreement was filed as Exhibit 10(kk)).

     3. DEED OF GIFT AND ASSIGNMENT OF REGISTRATION RIGHTS, dated as of February 3, 1999 between Ayr and the Foundation.

     4. LETTER AGREEMENT REGARDING DEMAND NOTICE AND OFFERING, dated as of February 4, 1999, between the Foundation, Colburn, Ayr, and URI.

     5.   LETTER AGREEMENT, dated as of February 4, 1999, among
Goldman Sachs & Co., Ayr, Colburn, and the Foundation.

CUSIP NO. 911363109                               Page 9 of 16
Pages

                                    SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 1999



                                   Ayr, Inc.


                                   By: /s/ Richard D. Colburn
                                      ------------------------------
                                      Richard D. Colburn
                                      Chairman of the Board

                                       /s/ Richard D. Colburn
                                      ------------------------------
                                      RICHARD D. COLBURN



                                   Colburn Foundation


                                   By: /s/ Richard D. Colburn
                                      ------------------------------
                                      Richard D. Colburn
                                      President

CUSIP NO. 911363109                               Page 10 of 16
Pages

EXHIBIT INDEX

Exhibit No.              Description              Page
----------------------------------------------------
   1.            Joint Filing Statement             10
   2.            Registration Rights Agreement      *
   3.            Deed of Gift and Assignment
                 of Registration Rights             11
   4.            Letter Agreement regarding
                 Demand Notice and Offering         12
   5.            Letter Agreement                   14

*Incorporated by reference from URI Registration Statement on Form S-4 (Registration No. 333-63171).

CUSIP NO. 911363109                               Page 11 of 16
Pages


                  JOINT FILING STATEMENT
                PURSUANT TO RULE 13d-1(f)(1)

     The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each will be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein, but will not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  February 5, 1999

                                   Ayr, Inc.


                                   By: /s/ Richard D. Colburn
                                      ------------------------------
                                      Richard D. Colburn
                                      Chairman of the Board

                                       /s/ Richard D. Colburn
                                      ------------------------------
                                      RICHARD D. COLBURN



                                    Colburn Foundation


                                   By: /s/ Richard D. Colburn
                                      ------------------------------
                                      Richard D. Colburn
                                      President

CUSIP NO. 911363109                               Page 12 of 16
Pages


                      DEED OF GIFT AND ASSIGNMENT
                         OF REGISTRATION RIGHTS

     This Deed of Gift and Assignment of Registration Rights (this "Deed and Assignment") is entered into as of February 3, 1999, by and between Ayr, Inc., a California corporation ("Donor") and the Colburn Foundation, a California nonprofit public benefit corporation ("Donee"). Capitalized terms not defined herein have the meanings given to such terms in the Registration Rights Agreement, dated as of September 29, 1998, among United Rentals, Inc., a Delaware corporation (the "Company"), and the Persons listed on Schedule A to such agreement (the "Registration Rights Agreement").

                                RECITALS

     WHEREAS, Donor wishes to contribute 6 million shares of common stock of the Company (the "Stock") to Donee and to assign to Donee certain registration rights related to the Stock; and

     WHEREAS, Donee has agreed to accept the Stock and the registration rights.

                                 AGREEMENT

I. ASSIGNMENT. Donor irrevocably transfers and assigns all of its right, title and interest in the Stock to Donee. In connection with the transfer and assignment of the Stock, Donor also irrevocably transfers and assigns to Donee Donor's rights under the Registration Rights Agreement with respect to the Stock, including the right to make a Demand Notice under the first sentence of Section 2.1 of the Agreement. Donee may exercise any and all of such rights with respect to the Stock as if it were a Holder under the Registration Rights Agreement.

II. AGREEMENT OF DONEE. Donee, as a Permitted Transferee of Registrable Securities held by Donor, agrees to become a party to and fully bound by the terms of the Registration Rights Agreement. The Company is intended to be a third party beneficiary of this provision.

III. GOVERNING LAW. This Deed and Assignment is to be construed and enforced in accordance with the internal laws of the State of California.

IN WITNESS WHEREOF, this Deed of Gift is executed as of the date first set forth above.

                                        COLBURN FOUNDATION


                                        By:  /s/ Richard D. Colburn
                                           ------------------------------
                                            Richard D. Colburn
                                            President


                                        AYR, INC.

                                  By:  /s/ Richard D. Colburn
                                           ------------------------------
                                           Richard D. Colburn
                                           President

CUSIP NO. 911363109                               Page 13 of 16
Pages

                     RICHARD D. COLBURN
                     COLBURN FOUNDATION
                          AYR, INC.

                              February 4, 1999

United Rentals, Inc.
Four Greenwich Office Park
Greenwich CT 06830

Gentlemen:

     Reference is made to the Registration Rights Agreement dated as of September 29, 1998 (the "Agreement") between United Rentals, Inc. ( the "Company") and the Holders (as defined in the Agreement). Except as otherwise set forth herein, all capitalized terms used herein have the meanings attributed thereto in the Agreement.

     For good and valuable consideration, the parties hereto hereby agree as follows:

1. On February 3, 1999, with your consent, Richard D. Colburn ("Colburn") and Ayr, Inc. ("Ayr") contributed and assigned to Colburn Foundation (the "Foundation" or the "Required Holder") 6,000,000 shares of common stock of the Company ("Common Stock"), together with Colburn's and Ayr's rights under the Agreement with respect to said shares.

2.   This letter constitutes a Demand Notice under the first sentence of
     Section 2.1 of the Agreement (such Demand Notice under this letter being hereinafter referred to as the "Current Demand Notice") whereby the "Required Holder" under the Agreement demands that the Company file a Registration Statement for an underwritten public offering covering an Offering (the "Current Offering") of 5,710,000 of the shares owned by the Foundation (the "Shares"). Colburn will indemnify the Company against any claim by any Holder other than the Foundation that any shares owned by such Holder should have been included in the Current Offering. The Current Demand Notice shall for all purposes of Section
     2.3 of the Agreement be deemed to be a Demand Notice made within 60 days after the end of the Restriction Termination Date.

3. The Required Holder acknowledges that the Company may elect to participate in the Current Offering by offering and selling 2,290,000 shares of Common Stock, plus any and all shares issuable on exercise of any over-allotment option by the underwriters (whether with respect to Shares included by the Foundation or shares included by the Company or otherwise), on a primary basis for the account of the Company and by including such shares in the Demand Registration Statement for the Current Offering. The Company may increase the size of the Current Offering, in which case the shares in excess of 8,000,000 (together with any shares issuable on exercise of any over-allotment with respect thereto), will be sold for the account of the Company, unless the Company consents otherwise in writing. Notwithstanding Section 2.2(c) of the Agreement, if the number of shares in the Current Offering is reduced (based on advice from Goldman, Sachs & Co.) below 8 million shares (exclusive of any shares issuable on exercise of any over-allotment option), the reduction will be applied 71.375% to the Foundation and 28.625% to the Company. By way of example, if the number of shares in the Current Offering is reduced to 7,000,000, the Foundation shall be entitled to sell 4,996,250 shares and the Company shall be entitled to sell 2,003,750 shares.

CUSIP NO. 911363109                               Page 14 of 16
Pages

4. The Restriction Termination Date has not occurred as of the date of this letter. The Company confirms that the Current Demand Notice shall nevertheless be effective to the same extent as if given after the Restriction Termination Date has occurred, and the Company waives any provisions of the affiliate letter dated June 15, 1998 which was executed by Colburn and which would otherwise be violated by the giving of the current Demand Notice prior to the Restriction Termination Date or by the sale of the Shares in the Current Offering after the Restriction Termination Date.

5. Pursuant to Section 2.4 of the Agreement, Colburn, Ayr and the Required Holder approve of the designation by the Company of Goldman Sachs & Co. and Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") as the managing underwriters of the Current Offering (it being understood that Goldman Sachs shall be the lead manager and that DLJ shall be the co-manager), and they acknowledge that the opinion of Goldman, Sachs & Co shall prevail in the event that there is any disagreement between the managing underwriters.

6. Except as amended hereby, the Agreement is in all respects ratified and confirmed. This letter sets forth all agreements of the parties with respect to the subject matter hereof, and it may not be amended or terminated orally.

     /s/ Richard Colburn           AYR, INC.
      -------------------------
     Richard Colburn                    By /s/ Richard Colburn
                                          -----------------------------
                                                President

      COLBURN FOUNDATION                  Agreed to and accepted:


     By /s/ Richard Colburn             UNITED RENTALS, INC.
        -----------------------
           President                      By /s/ Michael Nolan
                                             -------------------------
                                             Chief Financial
Officer

CUSIP NO. 911363109                               Page 15 of 16
Pages

                               AYR, INC.
                         RICHARD D. COLBURN
                         COLBURN FOUNDATION
                      [address omitted for filing]

                                                  February 4, 1999


Goldman, Sachs & Co.
85 Broad Street
New York, New York


Colburn Foundation (the "Foundation") proposes to sell shares (the "Shares") of Common Stock of United Rentals, Inc. in a registration statement to be filed in the next several days for an offering (the "offering") of the Shares and of certain other shares. With the exception of Shares to be sold by the Foundation pursuant to the offering, during the period beginning on the date hereof and continuing to and including the date which is the earliest of (a) the withdrawal or abandonment of the offering by notice from Goldman, Sachs & Co. or (b) April 30, 1999 if the offering has not been consummated and Goldman Sachs & Co. has advised that the offering is not being actively marketed on that date and (c) 270 days after the date of the offering, neither Richard Colburn, the Colburn Foundation, Ayr, Inc. or any of their affiliates will without the prior written consent of Goldman, Sachs & Co. offer, sell, contract to sell or otherwise dispose of, any shares of common stock of United Rentals, Inc. or any other securities of United Rentals, Inc. or any derivative securities, whether or not such securities have been registered and whether or not such sale could otherwise be made under Rule 144 or otherwise.

The foregoing paragraph shall not apply to any transfers by Richard D. Colburn ("Colburn"), Ayr, Inc. or the Foundation or any of their respective affiliates (a) upon the consummation of any merger or reorganization of United Rentals, Inc. in which the surviving entity is not controlled by the persons who controlled United Rentals, Inc. before such consummation, (b) to one or more affiliates or one or more members of Colburn's family, or a trust, corporation, partnership or limited liability company, the sole beneficiaries of which are members of Colburn's family, or (c) to one or more charitable organizations.

Notwithstanding clauses (b) and (c) of the preceding sentence, a transfer referred to in such clauses may be made only if (i) the transfer does not require the filing of any Form 4 by any person, (ii) no such Form 4 is filed, and (iii) the transferee agrees in writing to be bound by the terms of this letter (so that, for example, no such transferee shall be permitted to make Rule 144 sales during the aforesaid period), except that charitable organizations which receive shares under clause (c) may after the consummation of the offering make Rule 144 sales of shares received under clause (c) so long as no individual charitable organization sells more than 25,000

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CUSIP NO. 911363109                               Page 16 of 16
Pages

of such shares under Rule 144 and so long all such charitable organizations together sell no more than 100,000 of such shares under Rule 144.


                              /s/ Richard Colburn
                                    ------------------------------
                                  Richard Colburn



                              COLBURN FOUNDATION


                              By /s/ Richard Colburn
                                       -------------------------------
                                              President

                                    AYR, INC.


                                    By /s/ Richard Colburn
                                       -------------------------------
                                               President
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